SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                          TRANSAX INTERNATIONAL LIMITED
                                (Name of Issuer)

                        Common Stock -- par value $0.00001
                         (Title of Class of Securities)

                                    36870Q103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 September 29, 2004
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   36870Q103                              Page 2  of 7    Pages
---------------------------                     --------------------------
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1       NAME OF REPORTING PERSON:           Stephen Walters
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Settlement Agreement
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UK
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                            7      SOLE VOTING POWER
                                   234,819 Shares of Common Stock held of
                                   record. And, 5,970,455 shares of Common
                                   Stock, which are held of record by
                                   Carlingford Investments Limited, over which
                                   Mr. Walters has sole voting and disposition
                                   power.
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    234,819 shares of Common Stock held of
                                   Record. And, 5,970,455 shares of Common
                                   Stock, which are held of record by
                                   Carlingford Investments Limited, over which
                                   Mr. Walters has sole voting and disposition
                         -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                        0
------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        234,819 shares of Common Stock held of record by Mr. Walters and 5,970,455 shares of common stock held of record by Carlingford Investments Limited.
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        30.07%
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14      TYPE OF REPORTING PERSON                   IND
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     This original Schedule 13D statement  (the  "Schedule") is filed on behalf
of  Stephen  Walters,  an  individual  ("Walters")  as  the   reporting  person
hereunder, relative to the acquisition by Walters of certain shares of common stock issued by Transax International Limited. Walters has made a previous filing on Schedule 13D relating to this issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00001 par value, of Transax International Limited ("Transax"). Transax maintains its principal executive offices at 7545 Irvine Center Drive, Suite 2000 Spectrum Center, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND

      This Schedule is being filed by Stephen Walters, an individual and a citizen of the United Kingdom, and Carlingford Investments Limited. The address of Walters is Flat 3, Elstree Court, 81 Bispham Road, Blackpool, Lancs, FY2-0SX, UK. The address of Carlingford Investments Limited, a corporate entity organized under the law of Mauritius ("Carlingford") is 80 Raffles Place, #16-20 UOB Plaza II, Singapore 048624.

      Pursuant to General Instruction C of Schedule 13D, Walters and Carlingford (the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, is as follows:

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        Name                        Position with          Address
                                       Transax
----------------------------------------------------------------------------

Stephen Walters                     Director and Chief
                                    Executive Officer      Flat 3 Elstree Crt.
                                                           81 Bisham Road,
                                                           Blackpool, Lancs
                                                           FY20SX, UK

Carlingford Investments Limited     Shareholder            80 Raffles Place
                                                           #16-20 UOB Plaza II
                                                           Singapore 048624
--------------------------------------------------------------------------

     Walters has the sole right to control the disposition of and vote the Transax securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Transax and Walters entered into a settlement agreement dated September 29, 2004 (the "Walters Settlement Agreement") regarding: (i) the settlement of an aggregate amount of $135,000.00 due and owing to Walters by Transax relating to managerial and consulting services provided by Walters pursuant to certain contractual relations between Transax and Walters (the "Debt")Pursuant to the terms and provisions of the Walters Settlement Agreement: (i) Transax agreed to settle the Debt by issuing to Walters and/or his designates an aggregate of 1,687,500 shares of its restricted Common Stock at the rate of $0.08 per share (which amount is based upon the average of the open and close price of $0.08 of Transax's shares of Common Stock traded on the OTC Bulletin Board between September 19, 2004 and September 29, 2004); and (ii) Walters agreed to convert the Debt and accept the issuance of an aggregate of 1,687,500 shares of restricted Common Stock of Transax as full and complete satisfaction of the Debt.

      Simultaneously, Walters and Carlingford Investment Limited ("Carlingford") entered into an agreement for acquisition of securities and investor representation letter dated September 29, 2004 (the "Walters/Carlingford Agreement"). Pursuant to the terms and provisions of the Walters/Carlingford Agreement: (i) Walters agreed to transfer to Carlingford an aggregate of 1,250,000 shares of the restricted Common Stock in consideration for a debt due and owing by Walters to Carlingford; and (ii) Carlingford agreed to accept the transfer of the 1,250,000 shares of restricted Common Stock as settlement of its debt.

      Simultaneously,  Walters  and  Silsastri  Yani  (the  "Walters  Creditor)
entered into an agreement for acquisition of securities and investor representation letter dated September 29, 2004 (the "Walters/Creditor Agreement"). Pursuant to the terms and provisions of the Walters/Creditor
Agreement: (i) Walters agreed to transfer to the Walters Creditor an aggregate of 437,500 shares of the restricted Common Stock in consideration for a debt due and owing by Walters to the Walters Creditor; and (ii) the Walters Creditor agreed to accept the transfer of the 437,500 shares of restricted Common Stock as settlement of its debt.

      In accordance with a letter of instruction from Walters and the terms and provisions of the Walters Settlement Agreement, Transax issued an aggregate of 1,250,000 shares of its restricted Common Stock to Carlaingford and an aggregate of 437,500 shares of its restricted Common Stock to the Walters Creditor, pursuant to the transactional exemption under Section 4(2) and Regulation S of the Securities Act. Walters executed the Walters Settlement Agreement and acknowledged that the securities to be issued have not been registered under the Securities Act, that he understood the economic risk of an investment in the securities, and that he had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities. Carlingford and the Walters Creditor each executed the Walters/Carlingford Agreement and the Walters/Creditor Agreement, respectively, and acknowledged that the securities to be issued have not been registered under the Securities Act, that they understood the economic risk of an investment in the securities, and that they had the opportunity to ask questions of and receive answers from Transax's management concerning any and all matters related to acquisition of the securities.


ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of settlement of debt.

     Pursuant to the instructions for items (a) through (j) of Item 4, Walters has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Walters has acquired an aggregate of 1,687,500 shares of restricted Common Stock of Transax, of which Mr. Walters assigned and transferred to Carlingford and the Walters Creditor as described above. Walters may consider the acquisition of additional shares of restricted Common Stock of Transax pursuant to the subsequent exercise of 750,000 stock options at $0.50 per share expiring on August 14, 2008.

     (b) Walters does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Transax or to enter into extraordinary corporate transactions.

     (c) Walters does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Transax.

     (d) Walters does not have any present plans or proposals to cause a change in the present board of directors or in the management of Transax, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Walters does not have any present plans or proposals to cause a material change in the capitalization of Transax.

     (f) Walters does not have any present plans or proposals to make any other material change to the business or corporate structure of Transax.

     (g) Walters does not have any present plans or proposals to change Transax's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Transax by any person.

     (h) Walters does not have any present plans or proposals to cause Transax's common stock from not being quoted on the OTC Bulletin Board.

     (i) Walters does not have any present plans or proposals relating to a class of securities of Transax becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Walters does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on September 29, 2004, Walters beneficially owned of record 234,819 shares of restricted Common Stock of Transax held of record, and 5,970,455 shares of restricted Common Stock of Transax held of record by Carlingford, over which Mr. Walters has sole voting and disposition rights.

     (b) Walters does not own any other common or preferred shares of Transax as of the date of this Schedule. Walters has been granted 750,000 stock options, which may be exercised into 750,000 shares of restricted Common Stock at $0.50 per share expiring on August 14, 2008. Carlingford has been issued 2,700,000 warrants, over which Walters has sole disposition rights, which may be exercised into 2,700,000 shares of restricted Common Stock at $1.00 per share expiring on August 14, 2008. Carlingford has been issued 48,333 warrants, over which Walters has sole disposition rights, which may be exercised into 48,333 shares of Common Stock at a price of $0.20 per share expiring on September 29, 2009.

     (c) As of September 29, 2004, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Transax equity securities had been engaged in by Walters, other than as described above.

     (d) To the best knowledge and belief of the undersigned, no person other than Walters has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships between Walters and those named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Settlement Agreement between Transax International Limited and Stephen Walters dated September 29, 2004.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 3, 2004                 /s/ Stephen Walters
--------------------                  ----------------------
                                      Stephen Walters